SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 12b-25


                         Commission File Number 0-15807
                                   -----------

                           NOTIFICATION OF LATE FILING

(Check One):
 [ ]Form 10-K or 10-KSB [ ]Form 11-K [ ]Form 20-F [X]Form 10-QSB [ ]Form N-SAR

                For Period Ended March 31, 2002
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended _______________________________


         Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Health & Leisure, Inc.
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Former name if applicable
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Address of principal executive office (Street and number) 203 East Broad Street
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City, state and zip code Columbus, Ohio 43215
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, 10-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Health & Leisure, Inc. (the "Company") is not able to file its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002 on or prior to May 15, 2002 without unreasonable effort or expense because the independent review of the Company's financial statements to be performed by the independent auditors has not been completed within the time period prescribed for filing.

                                     PART IV
                                OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

                   Robert M. Feldman               (614)           228-2225
                 ---------------------------------------------------------------
                       (Name)                   (Area code)   (Telephone Number)

         (2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report.
                                                                 Yes [X]  No [ ]

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  Yes [ ] No [X]


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Health & Leisure, Inc.
                   -----------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2002                              By: /s/ Robert M. Feldman
                                                   ----------------------------
                                                   Robert M. Feldman, President

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.
         3. A manually signed copy of the form and amndements thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regluation S-T.

                              HJ & ASSOCIATES, LLC
                        50 South Main Street, Suite 1450
                           Salt Lake City, Utah 84144
                            Telephone: (801) 328-4408
                            Facsimile: (801) 328-4461



May 15, 2002

Robert K. Rupp, Esq.
Attorney-at-Law
Baker & Hostetler LLP
65 East State Street, Suite 2100
Columbus, OH 43215

Dear Bob,

We are currently working on the review of Health & Leisure, Inc. and Subsidiaries unaudited financial statements for the three months ended March 31, 2002 to be included in its Form 10-QSB filing and are in the final stages of completing the review. However, due to the increased work load we have experienced at this time of year, we have been unable to finalize our review of the unaudited financial statements although we expect to do so in the next few days.

Because Health & Leisure, Inc. is required to file a form 10-QSB with the SEC by May 15, 2002, we are requesting that you file the necessary forms to extend the final due date for an additional five days. That will give us enough time to finalize our review. Please call us if there are any problems in getting the extension. We appreciate your attention to this matter.

Sincerely,

/s/ HJ & Associates, LLC
HJ & Associates, LLC